CLECO POWER LLC	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges (Unaudited)
(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED MAR. 31, 2017		FOR THE TWELVE MONTHS ENDED DEC. 31, 2016		FOR THE TWELVE MONTHS ENDED DEC. 31, 2015		FOR THE TWELVE MONTHS ENDED DEC. 31, 2014		FOR THE TWELVE MONTHS ENDED DEC. 31, 2013
Net income	$17,854		$39,128		$141,350		$154,316		$150,410
Income tax expense	9,855		18,369		79,294		76,974		79,381
Total fixed charges (from below)	18,494		78,442		78,364		77,230		85,103
Total earnings	$46,203		$135,939		$299,008		$308,520		$314,894
Fixed charges
Interest	$16,619		$74,450		$74,394		$73,140		$80,905
Amortization of debt expense, premium, net	1,712		3,289		3,052		3,113		3,088
Portion of rentals representative of an interest factor**	139		508		572		489		488
Interest of capitalized lease	24		195		346		488		622
Total fixed charges	$18,494		$78,442		$78,364		$77,230		$85,103
Ratio of earnings to fixed charges	2.50	x	1.73	x	3.82	x	3.99	x	3.70	x
**Interest portion of rental expense is estimated to equal 11% of such expense, which is considered a reasonable approximation of the interest factor.